                                                                                                                                                       Exhibit 12

UNITED TECHNOLOGIES CORPORATION
            AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
In Millions of Dollars	2003	2002

Fixed Charges:
Interest expense	$184	$195
Interest capitalized	5	9
One-third of rents*	40	31

Total Fixed Charges	$229	$235

Earnings:
Income before income taxes and minority interests	$1,686	$1,633

Fixed charges per above	229	235
Less: interest capitalized	(5)	(9)
	224	226

Amortization of interest capitalized	2	2

Total Earnings	$1,912	$1,861

Ratio of Earnings to Fixed Charges	8.35	7.92

* Reasonable approximation of the interest factor.